NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA.
(A Stock Insurance Company, herein called the Underwriter)
175 Water Street
New York, NY 10038

INVESTMENT COMPANY BLANKET BOND

Bond No.: **966-43-40**

DECLARATIONS

Item 1. Name of Insured (herein called Insured): **THE DREYFUS FUND INCORPORATED**

Principal Address **200 PARK AVENUE**
NEW YORK, NY 10166

Item 2. Bond Period: from **12:01a.m. January 31, 2007 to January 31, 2008** the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--Subject to Sections 9, 10 and 12 hereof,

Amount applicable to	Limit of Liability	Deductible
Insuring Agreement (A)-FIDELITY	$25,000,000	$50,000
Insuring Agreement (B)-AUDIT EXPENSE	$250,000	$50,000
Insuring Agreement (C)-ON PREMISES	$25,000,000	$50,000
Insuring Agreement (D)-IN TRANSIT	$25,000,000	$50,000
Insuring Agreement (E)-FORGERY OR ALTERATION	$25,000,000	$50,000
Insuring Agreement (F)-SECURITIES	$25,000,000	$50,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY	$25,000,000	$50,000
Insuring Agreement (H)-STOP PAYMENT	$150,000	$50,000
Insuring Agreement (I)-UNCOLLECTIBLE ITEMS OF DEPOSITS	$1,000,000	$50,000
Additional Coverages to be added:		
COMPUTER SYSTEMS	$25,000,000	$50,000
EXTENDED COMPUTER SYSTEMS	$25,000,000	$50,000
AUTOMATED PHONE SYSTEM	$12,500,000	$50,000
TELEFACSIMILE TRANSFER FRAUD	$25,000,000	$50,000
DESTRUCTION OF DATA BY HACKER	$25,000,000	$50,000
DESTRUCTION OF DATA BY VIRUS	$25,000,000	$50,000
VOICE INITIATED TRANSFER FRAUD	$25,000,000	$50,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered--Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: **No Exceptions.**

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Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: **Riders No.: 1, 2, 3 , 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19 , 20**

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) **490-21-43** such termination or cancellation to be effective as of the time this bond becomes effective.

Premium: **$104,652**

Elizabeth M. Tuck

SECRETARY

John J. Doyle

PRESIDENT

John J. Doyle

AUTHORIZED REPRESENTATIVE

COUNTERSIGNATURE DATE

COUNTERSIGNED AT

WILLIS OF NEW YORK INC
7 HANOVER SQUARE
NEW YORK, NY 10004

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INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and
(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

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Offices and Equipment

(1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

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Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or
(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
(c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

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(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A . ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

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B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

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THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8) those persons so designated in Section 15, Central Handling of Securities, and

(9) any officer, partner or Employee of

a) an investment advisor,

b) an underwriter (distributor),

c) a transfer agent or shareholder accounting record-keeper, or

d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly

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elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

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SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

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(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF- LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the

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Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and

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the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

41206 (9/84) 11 COPY

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

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There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that

41206 (9/84) 13 COPY

such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the

41206 (9/84) 14 COPY

basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both

41206 (9/84) 15 COPY

immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

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RIDER #1

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

SCHEDULE OF NAMED PLANS

It is agreed that Item 1 of the Declarations is amended to include the following :

Funds Advised by Dreyfus

1. Advantage Funds, Inc. (formerly, Dreyfus Advantage Funds, Inc.)
2. Dreyfus Emerging Leaders Fund
3. Dreyfus Midcap Value Fund
4. Dreyfus Small Company Value Fund
5. Dreyfus Premier Future Leaders Fund
6. Dreyfus Premier Midcap Value Fund (formerly, Dreyfus Midcap Value Plus Fund)
7. Dreyfus Premier International Value Fund (formerly, Dreyfus International Value Fund)
8. Dreyfus Premier Select Midcap Growth Fund
9. Dreyfus Premier Small Company Growth Fund
10. Dreyfus Premier Strategic Value Fund (formerly, Dreyfus Aggressive Value Fund)
11. Dreyfus Premier Structured Large Cap Value Fund
12. Dreyfus Premier Structured Midcap Fund
13. Dreyfus Premier Technology Growth Fund (formerly, Dreyfus Technology Growth Fund)
14. Dreyfus Premier Total Return Advantage Fund
15. Global Alpha Fund
16. CitizensSelect Funds
17. CitizensSelect Prime Money Market Fund
18. CitizensSelect Treasury Money Market Fund
19. Dreyfus A Bonds Plus, Inc.
20. Dreyfus Appreciation Fund, Inc.
21. Dreyfus BASIC Money Market Fund, Inc.
22. Dreyfus BASIC U.S. Government Money Market Fund
23. Dreyfus BASIC U.S. Mortgage Securities Fund (formerly, Dreyfus BASIC GNMA Fund)

    Dreyfus Bond Funds, Inc.
24. Dreyfus Municipal Bond Fund
25. Dreyfus Premier High Income Fund
26. Dreyfus California Intermediate Municipal Bond Fund
27. Dreyfus California Tax Exempt Money Market Fund
28. Dreyfus Cash Management
29. Dreyfus Cash Management Plus, Inc.
30. Dreyfus Connecticut Intermediate Municipal Bond Fund

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RIDER #1 (continued)

31. Dreyfus Connecticut Municipal Money Market Fund, Inc.
Dreyfus Fixed Income Securities
32. Dreyfus High Yield Shares
33. Dreyfus Mortgage Shares
34. Dreyfus Florida Intermediate Municipal Bond Fund
35. Dreyfus Florida Municipal Money Market Fund
36. The Dreyfus Fund Incorporated
37. Dreyfus GNMA Fund, Inc.
Dreyfus Government Cash Management Funds
38. Dreyfus Government Cash Management
39. Dreyfus Government Prime Cash Management
40. Dreyfus Growth and Income Fund, Inc.
41. Dreyfus Growth Opportunity Fund, Inc.
42. Dreyfus High Yield Strategies Fund (closed-end fund)
Dreyfus Index Funds, Inc.
43. Dreyfus International Stock Index Fund
44. Dreyfus S&P 500 Index Fund
45. Dreyfus Smallcap Stock Index Fund
Dreyfus Institutional Money Market Fund
46. Government Securities Series
47. Money Market Series
Dreyfus Institutional Cash Advantage Funds
48. Dreyfus Institutional Cash Advantage Fund
49. Dreyfus Institutional Cash Advantage Plus Fund
Dreyfus Institutional Preferred Money Market Funds
50. Dreyfus Institutional Preferred Money Market Fund
51. Dreyfus Institutional Preferred Plus Money Market Fund
52. Dreyfus Insured Municipal Bond Fund, Inc.
53. Dreyfus Intermediate Municipal Bond Fund, Inc.
Dreyfus International Funds, Inc.
54. Dreyfus Premier Emerging Markets Fund (formerly, Dreyfus Emerging Markets Fund)
Dreyfus Investment Grade Funds, Inc. (formerly, Dreyfus Investment Grade Bond Funds, Inc.)
55. Dreyfus Inflation Adjusted Securities Fund
56. Dreyfus Intermediate Term Income Fund
57. Dreyfus Premier Short Term Income Fund

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RIDER #1 (continued)

58. Dreyfus Premier Yield Advantage Fund
Dreyfus Investment Portfolios
59. Core Bond Portfolio
60. Core Value Portfolio
61. Emerging Leaders Portfolio
62. Founders Discovery Portfolio
63. Founders Growth Portfolio
64. Founders International Equity Portfolio
65. MidCap Stock Portfolio
66. Small Cap Stock Index Portfolio
67. Technology Growth Portfolio
The Dreyfus/Laurel Funds, Inc.
68. Dreyfus BASIC S&P 500 Stock Index Fund (formerly, Dreyfus Institutional S&P 500 Stock Index Fund)
69. Dreyfus Bond Market Index Fund
70. Dreyfus Disciplined Stock Fund
71. Dreyfus Institutional Government Money Market Fund
72. Dreyfus Institutional Prime Money Market Fund
73. Dreyfus Institutional U.S. Treasury Money Market Fund
74. Dreyfus Money Market Reserves
75. Dreyfus Municipal Reserves
76. Dreyfus Premier Balanced Fund
77. Dreyfus Premier Core Equity Fund (formerly, Dreyfus Tax-Smart Growth Fund)
78. Dreyfus Premier Large Company Stock Fund (formerly, Dreyfus Disciplined Equity Income Fund)
79. Dreyfus Premier Limited Term Income Fund
80. Dreyfus Premier Midcap Stock Fund (formerly, Dreyfus Disciplined Midcap Stock Fund)
81. Dreyfus Premier Small Cap Value Fund
82. Dreyfus Premier Strategic Income Fund
83. Dreyfus Premier Tax Managed Growth Fund
84. Dreyfus U.S. Treasury Reserves
The Dreyfus/Laurel Funds Trust
85. Dreyfus Premier Core Value Fund (formerly, Dreyfus Core Value Fund)
86. Dreyfus Premier Equity Income Fund
87. Dreyfus Premier International Bond Fund
88. Dreyfus Premier Managed Income Fund

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RIDER #1 (continued)

89. Dreyfus Premier Limited Term High Yield Fund (formerly, Dreyfus Premier Limited Term High Income Fund)
90. Dreyfus Tax Managed Balanced Fund

The Dreyfus/Laurel Tax-Free Municipal Funds

91. Dreyfus BASIC California Municipal Money Market Fund
92. Dreyfus BASIC Massachusetts Municipal Money Market Fund
93. Dreyfus BASIC New York Municipal Money Market Fund

Dreyfus LifeTime Portfolios, Inc.

94. Growth Portfolio
95. Growth & Income Portfolio
96. Income Portfolio
97. Dreyfus Liquid Assets, Inc.
98. Dreyfus Massachusetts Intermediate Municipal Bond Fund
99. Dreyfus Massachusetts Municipal Money Market Fund
100. Dreyfus Midcap Index Fund, Inc.

Dreyfus Money Market Instruments, Inc.

101. Government Securities Series
102. Money Market Series
103. Dreyfus Municipal Cash Management Plus

Dreyfus Municipal Funds, Inc. (formerly, Dreyfus BASIC Municipal Fund, Inc.)

104. Dreyfus BASIC Municipal Money Market Fund
105. Dreyfus BASIC New Jersey Municipal Money Market Fund
106. Dreyfus High Yield Municipal Bond Fund
107. Dreyfus Premier Select Intermediate Municipal Bond Fund (formerly, Dreyfus BASIC Intermediate Municipal Bond Portfolio)
108. Dreyfus Premier Select Municipal Bond Fund (formerly, Dreyfus BASIC Municipal Bond Portfolio)
109. Dreyfus Municipal Income, Inc. (closed-end fund)
110. Dreyfus Municipal Money Market Fund, Inc.
111. Dreyfus New Jersey Intermediate Municipal Bond Fund
112. Dreyfus New Jersey Municipal Money Market Fund, Inc.
113. Dreyfus New York Municipal Cash Management
114. Dreyfus New York Tax Exempt Bond Fund, Inc.
115. Dreyfus New York Tax Exempt Intermediate Bond Fund
116. Dreyfus New York Tax Exempt Money Market Fund
117. Dreyfus Pennsylvania Intermediate Municipal Bond Fund
118. Dreyfus Pennsylvania Municipal Money Market Fund

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RIDER #1 (continued)

119. Dreyfus Premier California Tax Exempt Bond Fund, Inc. (formerly, Dreyfus California Tax Exempt Bond Fund, Inc.)

Dreyfus Premier Equity Funds, Inc.

120. Dreyfus Premier Growth and Income Fund

Dreyfus Premier Fixed Income Funds (formerly, Debt and Equity Funds)

121. Dreyfus Premier Core Bond Fund (formerly, Dreyfus Core Bond Fund)
122. Dreyfus Premier GNMA Fund

Dreyfus Premier International Funds, Inc.

123. Dreyfus Premier Greater China Fund
124. Dreyfus Premier International Growth Fund

Dreyfus Premier Manager Funds I

125. Bear Stearns Prime Money Market Fund
126. Dreyfus Premier Alpha Growth Fund
127. Dreyfus Premier Intrinsic Value Fund
128. Dreyfus Premier S&P STARS Fund
129. Dreyfus Premier S&P STARS Opportunities Fund

Dreyfus Premier Manager Funds II

130. Dreyfus Premier Balanced Opportunity Fund
131. Dreyfus Premier Blue Chip Fund
132. Dreyfus Premier Select Fund
133. Dreyfus Premier Municipal Bond Fund
134. Dreyfus Premier New Jersey Municipal Bond Fund, Inc. (formerly, Dreyfus New Jersey Municipal Bond Fund, Inc.
135. Dreyfus Premier New Leaders Fund, Inc. (formerly, Dreyfus New Leaders Fund, Inc.)
136. Dreyfus Premier New York Municipal Bond Fund

Dreyfus Premier Opportunity Funds

137. Dreyfus Premier Consumer Fund
138. Dreyfus Premier Enterprise Fund (formerly, Dreyfus Premier Micro-Cap Growth Fund)
139. Dreyfus Premier Financial Services Fund (formerly, Dreyfus Financial Services Fund)
140. Dreyfus Premier Health Care Fund
141. Dreyfus Premier Natural Resources Fund (formerly, Dreyfus Premier Natural Leaders Fund)

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RIDER #1 (continued)

142. Dreyfus Premier Short-Intermediate Municipal Bond Fund (formerly, Dreyfus Short-Intermediate Municipal Bond Fund)
Dreyfus Premier State Municipal Bond Fund
143. Connecticut Series
144. Florida Series
145. Maryland Series
146. Massachusetts Series
147. Michigan Series
148. Minnesota Series
149. North Carolina Series
150. Ohio Series
151. Pennsylvania Series
152. Texas Series
153. Virginia Series
Dreyfus Premier Stock Funds + + +
154. Dreyfus Premier International Equity Fund
155. Dreyfus Premier International Small Cap Fund
156. Dreyfus Premier Small Cap Equity Fund
157. The Dreyfus Premier Third Century Fund, Inc.
Dreyfus Premier Value Equity Funds
158. Dreyfus Premier Value Fund
159. Dreyfus Premier Worldwide Growth Fund, Inc. (formerly, Dreyfus Premier Growth Fund, Inc.)
160. Dreyfus Short-Intermediate Government Fund
161. The Dreyfus Socially Responsible Growth Fund, Inc.
162. Dreyfus Stock Index Fund, Inc.
163. Dreyfus Strategic Municipal Bond Fund, Inc. (closed-end fund)
164. Dreyfus Strategic Municipals, Inc. (closed-end fund)
165. Dreyfus Tax Exempt Cash Management
166. Dreyfus Treasury Cash Management
167. Dreyfus Treasury Prime Cash Management
168. Dreyfus 100% U.S. Treasury Money Market Fund
169. Dreyfus U.S. Treasury Intermediate Term Fund (formerly, Dreyfus 100% U.S. Treasury Intermediate Term Fund)
170. Dreyfus U.S. Treasury Long Term Fund (formerly, Dreyfus 100% U.S. Treasury Long Term Fund)
Dreyfus Variable Investment Fund

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RIDER #1 (continued)

171. Appreciation Portfolio
172. Balanced Portfolio
173. Developing Leaders Portfolio (formerly, Small Cap Portfolio)
174. Disciplined Stock Portfolio
175. Growth and Income Portfolio
176. International Equity Portfolio
177. International Value Portfolio
178. Limited Term High Yield Portfolio (formerly, Limited Term High Income Portfolio)
179. Money Market Portfolio
180. Quality Bond Portfolio
181. Small Company Stock Fund
182. Special Value Portfolio
183. Dreyfus Worldwide Dollar Money Market Fund, Inc.
184. General California Municipal Money Market Fund

General Government Securities Money market Funds, Inc.

185. General Government Securities Money Market Fund
186. General Treasury Prime Money Market Fund
187. General Money Market Fund, Inc.
188. General Municipal Money Market Funds, Inc.

General Municipal Money Market Fund

189. General New York Municipal Bond Fund, Inc.
190. General New York Municipal Money Market Fund

Mellon Funds Trust (formerly, MPAM Funds Trust)

191. Mellon Balanced Fund (formerly, MPAM Balanced Fund)
192. Mellon Bond Fund (formerly, MPAM Bond Fund)
193. Mellon Emerging Markets Fund (formerly, MPAM Emerging Markets Fund)
194. Mellon Income Stock Fund (formerly, MPAM Income Stock Fund)
195. Mellon Intermediate Bond Fund (formerly, MPAM Intermediate Bond Fund)
196. Mellon International Fund (formerly, MPAM International Fund)
197. Mellon Large Cap Stock Fund (formerly, MPAM Large Cap Stock Fund)
198. Mellon Massachusetts Intermediate Municipal Bond Fund (formerly, MPAM Massachusetts Intermediate Municipal Bond Fund)
199. Mellon Money Market Fund
200. Mellon Mid Cap Stock Fund (formerly, MPAM Mid Cap Stock Fund)
201. Mellon National Intermediate Municipal Bond Fund (formerly, MPAM National Intermediate Municipal Bond Fund)
202. Mellon National Municipal Money Market Fund

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RIDER #3

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK STATUTORY RIDER/ENDORSEMENT

It is agreed that:

1. Section 13entitled "Termination " of this bond/policy is deleted.

2. Cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:

   If the bond/policy has been in effect for 60 days or less, it may be cancelled by the Underwriter/Company for any reason. Such cancelation shall be effective 20 days after the Underwriter/Company mails a notice of cancelation to the first-named insured at the mailing address shown in the bond/policy. However, if the bond/policy has been in effect for more than 60 days or is a renewal, then cancelation must be based on one of the following grounds:

   (A) non-payment of premium;
   (B) conviction of a crime arising out of acts increasing the hazard insured against;
   (C) discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of claim there under;
   (D) after issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of any bond/policy condition that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current bond/policy period;
   (E) material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;
   (F) the cancelation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the insurer would jeopardize that insurer's solvency or be hazardous to the interests of the insureds, the insurer's creditors or the public;
   (G) a determination by the superintendent that the continuation of the bond/policy would violate, or would place the insurer in violation of, any provision of the New York State insurance laws.

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RIDER #3 (continued)

(H) where the insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the insured property will be destroyed by the insured for the purpose of collecting the insurance proceeds, provided, however, that:

(i) a notice of cancelation on this ground shall inform the insured in plain language that the insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancelation is desired, and

(ii) notice of cancelation on this ground shall be provided simultaneously by the insurer to the Insurance Department of the State of New York.

Cancelation based on one of the above grounds shall be effective 15 days after the notice of cancellation is mailed or delivered to the named insured, at the address shown on the bond/policy, and to its authorized agent or broker.

3. If the Underwriter/Company elects not to replace a bond/policy at the termination of the bond/policy period, it shall notify the insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond/policy shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the insured and its broker or agent.

4. If the Underwriter/Company elects to replace the bond/policy, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond/policy shall be in effect with the same terms, conditions and rates as the terminated bond/policy for 60 days after such notice is given.

5. The Underwriter/Company may elect to simply notify the insured that the bond/policy will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter/Company will inform the insured that a second notice will be sent at a later date specifying the Underwriter's/Company's exact intention. The Underwriter shall inform the insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond/policy until the expiration date of the bond/policy or 60 days after the second notice is mailed or delivered, whichever is later.

AUTHORIZED REPRESENTATIVE

COPY

RIDER #4

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

VIT

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

VOICE INITIATED TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred Funds or other Property from a Customer's or Insured's account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer;

(2) an individual person who is a Customer of the Insured; or

(3) an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2), or (3) above, provided that

(i) in order for coverage to apply under this Insuring Agreement, Voice Initiated Transfer must be received and processed in accordance with the Insured's designated procedures.

In this Insuring Agreement:

(A) Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such.

(B) Funds means Money on deposit in an account.

COPY

RIDER #5

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

TELEFACSIMILE TRANSFER FRAUD

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement J as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1) purports and reasonably appears to have originated from

(a) a Customer of the Insured,

(b) another financial institution, or

(c) another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears and

In order for coverage to apply under this Insuring Agreement, Telefacsimile Transfer must be received and processed in accordance with the Insured's designated procedures.

2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

COPY

RIDER #6

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

AUTOMATED TELEPHONE TRANSACTIONS

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

   Automated Telephone System Transaction

   Loss resulting directly from the ASSURED having transferred funds on the faith of any **Automated Phone System (APS) Transaction**, where the request for such **APS Transaction** is unauthorized or fraudulent and is made with the manifest intent to deceive, In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all **APS Designated Procedures** with respect to **APS Transactions**. The isolated failure of the ASSURED to maintain and follow a particular **APS Designated Procedure** In a particular instance will not preclude coverage subject to the exclusion herein and in the Bond.

2. By adding to Section 1., Definitions the following:

   F. **Automated Phone System** means an automated system which receives and converts to executable instructions transmissions through the telephone through the use of a touch-tone keypad or other tone or voice recognition system; and always excluding transmissions from a computer system or part thereof.

   G. **APS Election** means any election concerning various account features available to the shareholder or unit holder which is made through the **Automated Phone System** by means of information transmitted by an individual caller through Use of a **Automated Phone System**. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend /capital gain options, dividend sweep, telephone balance consent and change of address

   H. **APS Exchange** means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the **Automated Phone System** by means of information transmitted by an individual caller through use of a telephone keypad or voice recognition system.

COPY

RIDER #6 (continued)

I. APS Purchase means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

J. APS Redemption means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller though use of a telephone keypad or voice recognition system.

K. APS Transaction means any APS Purchase, APS Redemption, APS Election or APS Exchange.

L. **APS Designated Procedures** means all of the following procedures:

(1) Election in Application: No **APS Transaction** shall be executed unless the shareholder or unit holder to whose account such an **APS Transaction** relates has previously elected to permit Telephone Redemptions;

(2) Logging: All APS Purchases, Redemptions or Exchanges shall be logged or otherwise recorded and the records shall be retained for at least six (6) months.

a. Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success area of no less than 85 percent.

(3) Identity Test: The caller in any request for an **APS Transaction**, must first input his/her account number, the last four digits of his/her social security number, and finally, his/her personal identification number ("PIN"). It is proposed that in addition to this procedure, a customer may:

(1) Begin by saying or pressing his/her account number, then say or press his/her PIN, or

(2) Begin by saying or pressing his/her social security number, then say or press his/her PIN and lastly say name of fund or account number (or press account number)

(3) If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)

COPY

RIDER #6 (continued)

(4) Written Confirmation: A written confirmation of any APS Purchase, Redemption, Exchange or change of address shall be mailed to the shareholder(s) to whose account such transaction relates, at the record address, by the end of the insured's next regular processing cycle, but in no event later than five (5) business days following such **APS Transaction.**

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the **APS Transaction** request to process and effect the transaction shall be limited in the following manner: DST Systems, Inc. accesses the hardware housing the Mutual Fund On-Line system which effects transactions.

(4) By adding the following Section after Section 2 APPLICABLE TO The Automated Telephone Transaction's Insuring Clause:

The bond does not directly or indirectly cover under The Automated Telephone Insuring Clause:

(1) Loss resulting from the redemption of shares of units, where the proceeds of such redemption are made payable to other than (i) the shareholder of record, (ii) a person designated to receive redemption proceeds, or (iii) a bank account designated to receive redemption proceeds, or

(2) the redemption of shares, where the proceeds of such redemption are paid by check mailed to an address that has been changed within the thirty (30) days immediately preceding the redemption, unless (i) the change of address was signature guaranteed or (ii) the change of address was otherwise processed in accordance with **APS Designated Procedures**, or

(3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer other than to the shareholder's designated bank account of record, or

(4) The intentional failure to adhere to one or more **APS Designated Procedures.**

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

AUTHORIZED REPRESENTATIVE

COPY

RIDER #7

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FIDELITY AGREEMENT

In consideration of the premium charged, it is hereby understood and agreed that:

1. Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:

   (A) Loss resulting directly from dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether or not the Insured is liable thereof.

   Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

   (a) to cause the Insured to sustain such loss; or

   (b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached policy other than as above stated.

[signature]

AUTHORIZED REPRESENTATIVE

COPY

RIDER #8

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED SECTION 4. LOSS -NOTICE -PROOF- LEGAL PROCEEDINGS

It is agreed that:

1. SECTION 4. LOSS -NOTICE -PROOF- LEGAL PROCEEDINGS is deleted in its entirety and replaced by the following:

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Risk Manager, or Head of Internal Audit or the General Counsel

(a) becomes aware of facts, or

COPY

RIDER #9

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

DESTRUCTION OF DATA BY HACKER

1. It is agreed that the following Insuring Agreement is added to the bond:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems rider attached to this bond.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

The Single Loss Limit of Liability for this Insuring Agreement is $25,000,000 which is part, and not in addition to the Aggregate Limit of Liability on the Declaration Page of this bond. A deductible of $50,000 applies to each and every loss.

2. The following Definitions are added:

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data

3. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

RIDER #10

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

DESTRUCTION OF DATA BY VIRUS

It is agreed that the following Insuring Agreement is added to the bond:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems rider attached to this bond if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

In no event shall the liability of the Company exceed the maximum limit of liability of $25,000,000, subject to a Deductible of $50,000.

Special Condition

Under this Insuring Agreement, "Single Loss" means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate "Single loss"

COPY

RIDER #12

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED DEFINITION OF EMPLOYEE

1. It is agreed that the definition of Employee is amended by adding the following:

   (10) a consultant retained by the Insured and an Employee of such consultant while either is performing consulting services for the Insured pursuant to a written agreement.

   (11) any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting record keeper or an administrator, sub-advisor or sub-administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements or the attached bond other than as above stated.

RIDER #13

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

   COMPUTER SYSTEMS FRAUD

   Loss resulting from a fraudulent

   1) entry of Electronic Data or Computer Program into, or

   2) change of Electronic Data or Computer Program within any Computer System operated by the Insured, whether owned or leased; or any Computer System utilized by the Insured for this bond; or a Computer System first used by the Insured during the Bond Period, as provided in General Agreement A of this bond;

   provided that the entry or change causes

   i) Property to be transferred, paid or delivered,

   ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

   iii) an unauthorized account or a fictitious account to be debited or credited.

   In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in this bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

   DEFINITIONS

   (A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

COPY

RIDER #13 (continued)

(B) Computer System means

(1) computers with related peripheral components, including storage compartments wherever located,

(2) systems and applications software,

(3) terminal devices, and

(4) related communication networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

EXCLUSIONS

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the other liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

(1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, or electrical disturbance or electrical surge which affects a Computer System, or

(2) failure or breakdown of electronic data processing media, or

(3) error or omission in programming or processing;

COPY

RIDER #15

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED AUDIT EXPENSE

It is agreed that:

1. Audit Expense Insuring Agreement (B) is hereby deleted and replaced with the following:

   (B) AUDIT EXPENSE

   Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees or any other Insuring Agreements included in this bond. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

COPY

RIDER #17

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FORGERY OR ALTERATIONS

It is agreed that:

1. Insuring Agreement (E) is hereby deleted in it's entirety and replaced with the following:

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer or Employee of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

COPY

RIDER #18

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

THIRD PARTY CHECK EXCLUSION

It is agreed that:

1. By adding to Section 2 Exclusions – the following:

   (n) loss resulting from or in connection with acceptance of a Third Party Check, unless the entity which receives such check maintains and proceeds in accordance with the Insured's Designated Procedures. This Exclusion does not apply to Insuring Agreement A – FIDELITY.

2. The following is added to Section 1, DEFINITIONS:

   (m) Third Party Check means a check made payable to one party and offered as payment to another party.

3. A Deductible amount of $200,000 will apply to any one loss as respects Third Party Checks.

AUTHORIZED REPRESENTATIVE

COPY

RIDER #19

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

   13. EXTENDED COMPUTER SYSTEMS

       A. Electronic Data, Electronic Media, Electronic Instruction

       Loss resulting directly from:

       (1) the fraudulent modification of **Electronic Data, Electronic Media** or **Electronic Instruction** being stored with in or being run within any system covered under this INSURING CLAUSE.

       (2) robbery, burglary, larceny or theft of **Electronic Data, Electronic Media** or **Electronic Instruction.**

       (3) the act of a hacker causing damage or destruction of **Electronic Data, Electronic Media** or **Electronic Instruction** owned by the ASSURED or for which the ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, or

       (4) the damage or destruction of **Electronic Data, Electronic Media** or **Electronic Instruction** owned by the ASSURED or for which the ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy **Electronic Data, Electronic Media** or **Electronic Instruction** in the **Computer System** in which the computer program or instruction so written or so altered is used.

       B. Electronic Communication

       Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or Property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

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RIDER #19 (continued)

w. **Electronic Communication System** means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication system, and Internet access facilities.

x. **Electronic Data** means facts or information converted to a form usable in **Computer System** and which is stored on **Electronic Media** for use by computer programs.

y. **Electronic Instruction** means computer programs converted to a form usable in a **Computer System to act upon Electronic Data.**

z. **Electronic Media** means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3. By adding the following Section after Section 4., SPECIFIC EXCLUSIONS-APPLICABLE TO ALL INSURING CLAUSE except 1.,4., AND 5.:

Section 4.A. SPECIFIC EXCLUSIONS-APPLICABLE TO INSURING CLAUSE 14

This bond does not directly or indirectly cover:

a. loss resulting directly or indirectly from **Forged**, altered or fraudulent negotiable instruments, **Securities, documents or other written instruments** used as source documentation in the preparation of **Electronic Data;**

b. loss of negotiable instruments, **Securities, documents or other written instruments** except as converted to **Electronic Data** and then only in that converted form;

c. loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

d. loss resulting directly or indirectly from the input of **Electronic Data** at an authorized electronic terminal of an **Electronic Funds Transfer System** or a **Customer Communication System** by a person who had authorized access from a **Customer** to that **Customer's** authentication mechanism, provided, however, this exclusion shall only apply to loss sustained in that particular Customer's account;

e. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

COPY

RIDER #20

This rider , effective 12:01 am January 31, 2007 forms a part of
Bond number: 966-43-40
Issued to: THE DREYFUS FUND INCORPORATED

By: National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
MNSCPR		INVESTMENT COMPANY BLANKET BOND DEC PAGE
MNSCPR		INVESTMENT COMPANY BLANKET BOND
MNSCPR		SCHEDULE OF NAMED PLANS
89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)
MNSCPR		NEW YORK STATUTORY RIDER/ENDORSEMENT
MNSCPR		VIT
MNSCPR		TELEFACSIMILE TRANSFER FRAUD
MNSCPR		AUTOMATED TELEPHONE TRANSACTIONS
MNSCPR		AMENDED FIDELITY AGREEMENT
MNSCPR		AMENDED SECTION 4. LOSS -NOTICE -PROOF- LEGAL PROCEEDINGS
MNSCPR		DESTRUCTION OF DATA BY HACKER
MNSCPR		DESTRUCTION OF DATA BY VIRUS
MNSCPR		OMNIBUS NAMED
MNSCPR		AMENDED DEFINITION OF EMPLOYEE
MNSCPR		COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
MNSCPR		AMENDED COUNTERFEIT CURRENCY
MNSCPR		AMENDED AUDIT EXPENSE
MNSCPR		AMENDED CHANGE OF CONTROL NOTICE
MNSCPR		AMENDED FORGERY OR ALTERATIONS
MNSCPR		THIRD PARTY CHECK EXCLUSION
MNSCPR		EXTENDED COMPUTER SYSTEMS ENDORSEMENT
78859	10/01	FORMS INDEX ENDORSEMENT

AUTHORIZED REPRESENTATIVE

78859 (10/01)

COPY

PROPOSED RESOLUTIONS

RESOLVED, that it is the determination of the Fund's Board at this meeting, including a majority of its members who are non-interested Board members, that the joint insured fidelity bonds (collectively, the "Bond") written by the following respective entities in the following amounts:

insuring the Fund and the other parties named as insured parties under the Bond for covered acts or omissions of their respective officers and Board members and the officers and employees of the Fund's Investment Adviser, Distributor, Transfer Agent and/or Administrator, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under Section 17(g) of the Investment Company Act of 1940, as amended, are reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Fund's portfolio, the number of other parties named as insured parties under the Bond, and the nature of the business activities of such other parties; and it is further

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[as applicable] RESOLVED, that the Fund's Board, including a majority of the non-interested Board members, hereby approves the payment by the Fund of its pro-rata share, based on the assets of the respective covered funds, of the premium for coverage under the Bond, in the form and amount described above, having given due consideration to all relevant factors including, but not limited to, the number of other parties named as insured parties under the Bond, the nature of the business activities of such other parties, the amount of the Bond, the amount of the premium for the Bond, the ratable allocation of the premium among all the parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and it is further

RESOLVED, that each of the President, any Vice President, the Secretary and the Treasurer hereby is designated as the officer responsible for making all filings with the Securities and Exchange Commission and giving all notices on behalf of the Fund with respect to the Bond required by paragraph (g) of Rule 17g-1 promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940, as amended; and it is further

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to take the actions as may be required to amend the Bond to include in the coverage new funds advised, sub-advised or administered by The Dreyfus Corporation or its affiliates, as of the date each is declared effective by the Securities and Exchange Commission; and it is further

RESOLVED, that the Agreement Regarding Dreyfus Joint Insured Bond, in the form previously approved, shall remain in full force and effect; and it is further

RESOLVED, that it is the determination of the Fund's Board at this meeting, including a majority of its members who are non-interested board members, that the Fund's participation in directors and officers and errors and omissions liability insurance policies (collectively, the "Policy") written by the following respective entities in the following amounts:

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insuring the Fund, other investment companies for which The Dreyfus Corporation or an affiliate serves as investment adviser, sub-investment adviser and/or administrator (the "Funds"), The Dreyfus Corporation, certain of its affiliates, and the Board Members and officers of such insureds, against insured liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the insureds, is in the best interest of the Fund; and it is further

[as applicable] RESOLVED, that the Board members, including a majority of the non-interested Board members, hereby find that the premium for the Policy to be allocated to the Fund is fair and reasonable based upon the proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by each of the insured parties; and it is further

3

RESOLVED, that the appropriate officers of the Fund be, and each hereby is, authorized to take such actions as may be required to amend the policy to include in the coverage new funds advised, sub-advised or administered by The Dreyfus Corporation or its affiliates, as of the date each is declared effective by the Securities and Exchange Commission; and it is further

RESOLVED, that the Fund, in conjunction with other Funds, purchase Independent Directors Liability Insurance (“IDL”), insuring the Board members of the Funds against certain liabilities and expenses written by the following respective entities as co-sureties in the following amounts:

and that the Fund pay its pro-rata share, based on the assets of the respective participating Funds, of the premium for coverage under the IDL; and it is further

RESOLVED, that the appropriate officers of the Fund be and each hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

4

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2007 Pursuant to Rule 17g-1(d) Under the Investment CompanyAct of 1940

Fund Name	Gross Assets at 1/31/2007	Amount of Bond Required Pursuant to Rule 17g-1(d)
Dreyfus 100% U.S. Treasury Money Market Fund	$578,321,291	$900,000
Dreyfus A Bonds Plus, Inc.	$414,819,906	$750,000
Dreyfus Appreciation Fund, Inc.	$4,283,726,038	$2,500,000
Dreyfus BASIC Money Market Fund, Inc.	$1,056,877,787	$1,250,000
Dreyfus BASIC U.S. Government Money Market Fund	$392,325,725	$750,000
Dreyfus BASIC U.S. Mortgage Securities Fund	$127,270,792	$525,000
Dreyfus California Intermediate Municipal Bond Fund	$234,756,238	$600,000
Dreyfus California Tax Exempt Money Market Fund	$206,384,637	$600,000
Dreyfus Cash Management	$13,545,449,616	$2,500,000
Dreyfus Cash Management Plus, Inc.	$10,360,234,428	$2,500,000
Dreyfus Connecticut Intermediate Municipal Bond Fund	$128,970,730	$525,000
Dreyfus Connecticut Municipal Money Market Fund, Inc.	$146,456,671	$525,000
Dreyfus Florida Intermediate Municipal Bond Fund	$167,310,811	$600,000
Dreyfus Florida Municipal Money Market Fund	$321,336,494	$750,000
Dreyfus GNMA Fund, Inc.	$893,869,046	$1,000,000
Dreyfus Growth and Income Fund, Inc.	$796,214,948	$1,000,000
Dreyfus Growth Opportunity Fund, Inc.	$216,697,476	$600,000
Dreyfus High Yield Strategies Fund	$489,990,135	$750,000
Dreyfus Insured Municipal Bond Fund, Inc.	$118,506,052	$525,000
Dreyfus Intermediate Municipal Bond Fund, Inc.	$758,103,497	$1,000,000

Page: 1

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2007 Pursuant to Rule 17g-1(d) Under the Investment CompanyAct of 1940

Fund Name	Gross Assets at 1/31/2007	Amount of Bond Required Pursuant to Rule 17g-1(d)
Dreyfus Liquid Assets, Inc.	$5,246,871,655	$2,500,000
Dreyfus Massachusetts Intermediate Municipal Bond Fund	$63,930,821	$400,000
Dreyfus Massachusetts Municipal Money Market Fund	$163,987,873	$600,000
Dreyfus MidCap Index Fund	$2,349,188,411	$1,700,000
Dreyfus Municipal Cash Management Plus	$1,146,212,412	$1,250,000
Dreyfus Municipal Income, Inc.	$298,799,184	$750,000
Dreyfus Municipal Money Market Fund, Inc.	$696,571,728	$900,000
Dreyfus New Jersey Intermediate Municipal Bond Fund	$178,003,920	$600,000
Dreyfus New Jersey Municipal Money Market Fund, Inc.	$388,543,153	$750,000
Dreyfus New York Municipal Cash Management	$574,330,042	$900,000
Dreyfus New York Tax Exempt Bond Fund, Inc.	$1,250,861,797	$1,250,000
Dreyfus New York Tax Exempt Intermediate Bond Fund	$275,756,115	$750,000
Dreyfus New York Tax Exempt Money Market Fund	$236,948,099	$600,000
Dreyfus Pennsylvania Intermediate Municipal Bond Fund	$70,968,202	$400,000
Dreyfus Pennsylvania Municipal Money Market Fund	$202,654,296	$600,000
Dreyfus Premier GNMA Fund	$99,193,180	$450,000
Dreyfus Premier Municipal Bond Fund	$604,408,940	$900,000
Dreyfus Premier New Jersey Municipal Bond Fund, Inc.	$468,676,508	$750,000
Dreyfus Premier New Leaders Fund, Inc.	$1,291,462,050	$1,250,000
Dreyfus Premier New York Municipal Bond Fund	$164,438,877	$600,000
Dreyfus Premier Worldwide Growth Fund, Inc.	$775,747,220	$1,000,000

Page: 2

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2007 Pursuant to Rule 17g-1(d) Under the Investment CompanyAct of 1940

Fund Name	Gross Assets at 1/31/2007	Amount of Bond Required Pursuant to Rule 17g-1(d)
Dreyfus Short-Intermediate Government Fund	$238,807,147	$600,000
Dreyfus Socially Responsible Growth Fund, Inc.	$390,334,454	$750,000
Dreyfus Stock Index Fund, Inc.	$4,202,871,673	$2,500,000
Dreyfus Strategic Municipal Bond Fund, Inc.	$631,220,193	$900,000
Dreyfus Strategic Municipals, Inc.	$861,778,556	$1,000,000
Dreyfus Tax Exempt Cash Management	$2,868,705,123	$1,900,000
Dreyfus Treasury Cash Management	$5,314,554,507	$2,500,000
Dreyfus Treasury Prime Cash Management	$1,788,591,048	$1,500,000
Dreyfus U.S. Treasury Intermediate Term Fund	$211,374,013	$600,000
Dreyfus U.S. Treasury Long Term Fund	$89,956,848	$450,000
Dreyfus Worldwide Dollar Money Market Fund, Inc.	$702,966,972	$900,000
DRYEFUS PREMIER CALIFORNIA TAX EXEMPT BOND FUND, INC.	$1,241,963,553	$1,250,000
EMERGING MARKETS OPPORTUNITY	$15,113,133	$225,000
General California Municipal Money Market Fund	$390,202,419	$750,000
General Money Market Fund, Inc.	$10,066,561,544	$2,500,000
General New York Municipal Bond Fund, Inc.	$250,505,437	$750,000
General New York Municipal Money Market Fund	$330,748,611	$750,000
GLOBAL STOCK FUND	$6,869,895	$150,000
HIGH YIELD MUNICIPAL BOND FUND	$119,870,762	$525,000
INTERNATIONAL STOCK FUND	$15,005,841	$225,000

Page: 3

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2007 Pursuant to Rule 17g-1(d) Under the Investment CompanyAct of 1940

Fund Name	Gross Assets at 1/31/2007	Amount of Bond Required Pursuant to Rule 17g-1(d)
PREMIER EQUITY INCOME	$1,374,163	$100,000
PREMIER SHORT INTERMEDIATE MUNICIPAL BOND FUND	$160,741,671	$600,000
PREMIER SMALL CAP EQUITY GROWTH FUND	$5,504,290	$150,000
PREMIER STRATEGIC INCOME	$25,964,728	$300,000
SYSTEMATIC INTERNATIONAL EQUITY FUND	$10,585,142	$200,000
TAX-SMART BALANCED FUND	$4,777,557	$125,000
The Dreyfus Fund Incorporated	$1,477,707,442	$1,250,000
The Dreyfus Premier Third Century Fund, Inc.	$361,680,646	$750,000
CitizensSelect Funds		
CitizensSelect Prime Money Market Fund		
CitizensSelect Treasury Money Market Fund		
GROUP TOTAL:	**$1,260,646,158**	**$1,250,000**
Dreyfus Bond Funds, Inc.		
Dreyfus Municipal Bond Fund		
Dreyfus Premier High Income Fund		
GROUP TOTAL:	**$2,296,354,363**	**$1,700,000**
DREYFUS FIXED INCOME SECURITIES		
Dreyfus High Yield Shares		
Dreyfus Mortgage Shares

Page: 4

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2007 Pursuant to Rule 17g-1(d) Under the Investment CompanyAct of 1940

Fund Name		Gross Assets at 1/31/2007	Amount of Bond Required Pursuant to Rule 17g-1(d)
	GROUP TOTAL:	**$11,984,563**	**$200,000**
Dreyfus Government Cash Management Funds			
Dreyfus Government Cash Management			
Dreyfus Government Prime Cash Management Fund			
	GROUP TOTAL:	**$6,491,026,251**	**$2,500,000**
ADVANTAGE FUNDS, INC.			
ADVANTAGE FUNDS: GLOBAL ALPHA FUND			
Dreyfus Emerging Leaders Fund			
Dreyfus MidCap Value Fund			
Dreyfus Premier Future Leaders Fund			
Dreyfus Premier International Value Fund			
Dreyfus Premier Midcap Value Fund			
Dreyfus Premier Select Midcap Growth Fund			
Dreyfus Premier Strategic Value Fund			
Dreyfus Premier Structured Mid Cap Fund			
Dreyfus Premier Technology Growth Fund			
Dreyfus Small Company Value Fund			
PREMIER STRUCTURED LARGE CAP VALUE FUND			
PREMIER TOTAL RETURN ADVANTAGE FUND			
	GROUP TOTAL:	**$4,140,926,035**	**$2,500,000**

Page: 5

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2007 Pursuant to Rule 17g-1(d) Under the Investment CompanyAct of 1940

Fund Name	Gross Assets at 1/31/2007	Amount of Bond Required Pursuant to Rule 17g-1(d)
DREFYSU INSTITUTIONAL CASH ADVANTAGE FUNDS		
Dreyfus Institutional Cash Advantage Fund		
Dreyfus Institutional Cash Advantage Plus Fund		
GROUP TOTAL:	**$25,118,942,286**	**$2,500,000**
Dreyfus Investment Grade Funds, Inc.		
Dreyfus Inflation Adjusted Securities Fund		
Dreyfus Intermediate Term Income Fund		
INVESTMENT GRADE FUNDS, INC.: DREYFUS PREMIER YIELD ADVANTAGE FUND		
PREMIER SHORT TERM INCOME FUND - CLASS P		
GROUP TOTAL:	**$1,359,500,360**	**$1,250,000**
Dreyfus Institutional Money Market Fund		
Government Securities		
Money Market		
GROUP TOTAL:	**$470,077,215**	**$750,000**
Dreyfus Index Funds, Inc.		
Dreyfus International Stock Index Fund		
Dreyfus S&P 500 Index Fund		
Dreyfus Smallcap Stock Index Fund		
GROUP TOTAL:	**$5,066,055,972**	**$2,500,000**

Page: 6

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2007 Pursuant to Rule 17g-1(d) Under the Investment CompanyAct of 1940

Fund Name		Gross Assets at 1/31/2007	Amount of Bond Required Pursuant to Rule 17g-1(d)
Dreyfus International Funds, Inc.			
Dreyfus Premier Emerging Markets Fund			
	GROUP TOTAL:	**$1,437,621,399**	**$1,250,000**
DREYFUS INSTITUTIONAL PREFERRED MONEY MARKET FUNDS			
Dreyfus Institutional Preferred Money Market Fund			
Dreyfus Institutional Preferred Plus Money Market Fund			
	GROUP TOTAL:	**$8,957,993,283**	**$2,500,000**
Dreyfus Investment Portfolios			
Core Bond Portfolio			
Core Value Portfolio			
Emerging Leaders Portfolio			
Founders Discovery Portfolio			
Founders Growth Portfolio			
Founders International Equity Portfolio			
MidCap Stock Portfolio			
Small Cap Stock Index Portfolio			
Technology Growth Portfolio			
	GROUP TOTAL:	**$1,362,266,111**	**$1,250,000**
The Dreyfus/Laurel Funds, Inc.			
Dreyfus BASIC S&P 500 Stock Index Fund

Page: 7

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2007 Pursuant to Rule 17g-1(d) Under the Investment CompanyAct of 1940

Fund Name	Gross Assets at 1/31/2007	Amount of Bond Required Pursuant to Rule 17g-1(d)
Dreyfus Bond Market Index Fund		
Dreyfus Disciplined Stock Fund		
Dreyfus Institutional Government Money Market Fund		
Dreyfus Institutional Prime Money Market Fund		
Dreyfus Institutional U.S. Treasury Money Market Fund		
Dreyfus Money Market Reserves		
Dreyfus Municipal Reserves		
Dreyfus Premier Balanced Fund		
Dreyfus Premier Core Equity Fund		
Dreyfus Premier Large Company Stock Fund		
Dreyfus Premier Limited Term Income Fund		
Dreyfus Premier MidCap Stock Fund		
Dreyfus Premier Small Cap Value Fund		
Dreyfus Premier Tax Managed Growth Fund		
Dreyfus US Treasury Reserves		
GROUP TOTAL:	**$5,869,236,117**	**$2,500,000**
The Dreyfus/Laurel Funds Trust		
Dreyfus Premier Core Value Fund		
Dreyfus Premier Limited Term High Yield Fund		
Dreyfus Premier Managed Income Fund		
PREMIER INTERNATIONAL BOND FUND

Page: 8

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2007 Pursuant to Rule 17g-1(d) Under the Investment CompanyAct of 1940

Fund Name	Gross Assets at 1/31/2007	Amount of Bond Required Pursuant to Rule 17g-1(d)
GROUP TOTAL:	**$1,129,920,859**	**$1,250,000**
The Dreyfus/Laurel Tax-Free Municipal Funds		
Dreyfus BASIC California Municipal Money Market Fund		
Dreyfus BASIC Massachusetts Municipal Money Market Fund		
Dreyfus BASIC New York Municipal Money Market Fund		
GROUP TOTAL:	**$575,993,252**	**$900,000**
Dreyfus LifeTime Portfolios, Inc.		
Growth & Income Portfolio		
Growth Portfolio		
Income Portfolio		
GROUP TOTAL:	**$235,597,709**	**$600,000**
Dreyfus Municipal Funds, Inc.		
Dreyfus BASIC Municipal Money Market Fund		
Dreyfus BASIC New Jersey Municipal Money Market Fund		
Dreyfus Premier Select Intermediate Municipal Bond Fund		
Dreyfus Premier Select Municpal Bond Fund		
GROUP TOTAL:	**$770,667,300**	**$1,000,000**
Dreyfus Money Market Instruments, Inc.		
Government Securities Series		
Money Market Series

Page: 9

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2007 Pursuant to Rule 17g-1(d) Under the Investment CompanyAct of 1940

Fund Name		Gross Assets at 1/31/2007	Amount of Bond Required Pursuant to Rule 17g-1(d)
	GROUP TOTAL:	**$881,475,135**	**$1,000,000**
Dreyfus Premier Equity Funds, Inc.			
Dreyfus Premier Growth and Income Fund			
	GROUP TOTAL:	**$31,863,719**	**$300,000**
Dreyfus Premier Fixed Income Funds			
Dreyfus Premier Core Bond Fund			
	GROUP TOTAL:	**$1,171,766,642**	**$1,250,000**
Dreyfus Premier International Funds, Inc.			
Dreyfus Premier Greater China Fund			
Dreyfus Premier International Growth Fund, Inc.			
	GROUP TOTAL:	**$649,471,384**	**$900,000**
Dreyfus Premier Manager Funds I			
BEAR STEARNS PRIME MONEY MARKET FUND			
PREMIER ALPHA GROWTH			
PREMIER INTRINSIC VALUE FUND			
PREMIER S&P STARS FUND			
PREMIER S&P STARS OPPORTUNITIES FUND			
	GROUP TOTAL:	**$4,610,779,678**	**$2,500,000**
Dreyfus Premier Managers Funds II			
Dreyfus Premier Blue Chip Fund

Page: 10

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2007 Pursuant to Rule 17g-1(d) Under the Investment CompanyAct of 1940

Fund Name		Gross Assets at 1/31/2007	Amount of Bond Required Pursuant to Rule 17g-1(d)
Dreyfus Premier Select Fund			
PREMIER BALANCED OPPORTUNITY FUND			
	GROUP TOTAL:	**$808,655,070**	**$1,000,000**
DREYFUS PREMIER OPPORTUNITY FUNDS			
Dreyfus Premier Enterprise Fund			
Dreyfus Premier Health Care Fund			
Dreyfus Premier Natural Resources Fund			
	GROUP TOTAL:	**$301,799,031**	**$750,000**
Dreyfus Premier Stock Funds			
Dreyfus Premier International Equity Fund			
Dreyfus Premier International Small Cap Fund			
Dreyfus Premier Small Cap Equity Fund			
	GROUP TOTAL:	**$744,072,281**	**$900,000**
Dreyfus Premier Value Equity Funds			
Dreyfus Premier Value Fund			
	GROUP TOTAL:	**$135,457,932**	**$525,000**
Dreyfus Variable Investment Fund			
Appreciation Portfolio			
Balanced Portfolio			
Developing Leaders Portfolio

Page: 11

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2007 Pursuant to Rule 17g-1(d) Under the Investment CompanyAct of 1940

Fund Name		Gross Assets at 1/31/2007	Amount of Bond Required Pursuant to Rule 17g-1(d)
Disciplined Stock Portfolio			
Growth and Income Portfolio			
International Equity Portfolio			
International Value Portfolio			
Limited Term High Yield Portfolio			
Money Market Portfolio			
Quality Bond Portfolio			
Small Company Stock Portfolio			
Special Value Portfolio			
	GROUP TOTAL:	**$2,587,386,586**	**$1,900,000**
General Government Securities Money Market Funds, Inc.			
General Government Securities Money Market Fund			
General Treasury Prime Money Market Fund			
	GROUP TOTAL:	**$1,504,768,283**	**$1,500,000**
General Municipal Money Market Funds, Inc.			
General Municipal Money Market Fund			
	GROUP TOTAL:	**$769,985,559**	**$1,000,000**
MELLON FUNDS TRUST			
Mellon Balanced Fund			
Mellon Bond Fund

Page: 12

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2007 Pursuant to Rule 17g-1(d) Under the Investment CompanyAct of 1940

Fund Name	Gross Assets at 1/31/2007	Amount of Bond Required Pursuant to Rule 17g-1(d)
Mellon Emerging Markets Fund		
Mellon Income Stock Fund		
Mellon Intermediate Bond Fund		
Mellon International Fund		
Mellon Large Cap Stock Fund		
Mellon Massachusetts Intermediate Municipal Bond Fund		
Mellon Mid Cap Stock Fund		
Mellon Money Market Fund		
Mellon National Intermediate Municipal Bond Fund		
Mellon National Money Market Fund		
Mellon National Short-Term Municipal Bond Fund		
Mellon Pennsylvania Intermediate Municipal Bond Fund		
Mellon Short-Term U.S. Government Securities Fund		
Mellon Small Cap Stock Fund		
GROUP TOTAL:	**$14,762,880,598**	**$2,500,000**
Dreyfus Premier State Municipal Bond Fund		
Connecticut Series		
Florida Series		
Maryland Series		
Massachusetts Series		
Michigan Series

Page: 13

Fidelity Bond Coverage for Fund for Which the Dreyfus Corporation Acts as Investment Adviser, Sub-Investment Adviser or Administrator - Gross Assets at 1/31/2007 Pursuant to Rule 17g-1(d) Under the Investment CompanyAct of 1940

Fund Name	Gross Assets at 1/31/2007	Amount of Bond Required Pursuant to Rule 17g-1(d)
Minnesota Series		
North Carolina Series		
Ohio Series		
Pennsylvania Series		
Texas Series		
Virginia Series		
GROUP TOTAL:	**$1,553,863,188**	**$1,500,000**
GRAND TOTALS:	**$180,640,548,490**	**$107,175,000**
AVAILABLE FIDELITY BOND COVERAGE		**$125,000,000**

Page: 14

AGREEMENT REGARDING
DREYFUS JOINT INSURED BOND

AGREEMENT among The Dreyfus Fund Incorporated and certain other investment companies as to which The Dreyfus Corporation or any affiliate (“Dreyfus”) now acts as Investment Adviser, Sub-Investment Adviser and/or Administrator (individually, a “Fund” and, collectively, the “Funds”) and which are registered under the Investment Company Act of 1940, as amended (the “Act”).

WITNESSETH:

WHEREAS, the Funds are covered as joint insureds under a Fidelity Bond or Bonds (the “Bond”) which complies with Rule 17g-1 promulgated by the Securities and Exchange Commission under the Act (“Rule 17g-1”); and WHEREAS, the Funds have entered into this Agreement to meet the requirements of paragraph (f) of Rule 17g-1;

NOW THEREFORE IT IS HEREBY AGREED:

1. In the event that recovery is received under the Bond as a result of a loss sustained by two or more of the Funds, each Fund shall receive an equitable and proportionate share of said recovery, but said recovery shall at least equal the amount that each such Fund would have received had the Fund provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1.

2. The Funds acknowledge and agree that, upon approval by the Funds’ respective Boards of Directors/Trustees, the amount of the Bond or the carriers issuing the Bond may be changed from time to time, and that any such change shall not affect the rights and obligations of the Funds under this Agreement.

3. Each Fund shall be responsible for paying its pro-rata share, based on the ratio of its assets to the assets of all of the Funds, of the premium payable in respect of the Bond. The Funds acknowledge and agree that any new Fund added to the Bond or as a party to this Agreement will not be responsible for the foregoing amount incurred prior to the first Bond renewal following the addition of such Fund.

4. The Funds agree that any registered investment company for which Dreyfus in the future becomes the Investment Advisor, Sub-Investment Advisor and/or Administrator added as a joint insured under the Bond may become a party to this Agreement upon the execution of a copy of this Agreement by its duly authorized officer and shall thereafter be deemed a “Fund” hereunder.

5. This Agreement shall cease to apply to any Fund in respect of any loss that occurs after such Fund (i) ceases to be an investment company by order of the Securities and Exchange Commission pursuant to Section 8(f) of the Act, or (ii) ceases to be advised, sub-advised and/or administered by Dreyfus, and such Fund shall, at and after such time, cease to be a party to this Agreement for all purposes.

6. This Agreement shall be binding upon and shall inure to the benefit of any successor company of any of the undersigned, or any company into which any of the undersigned may be merged or with which it may be consolidated.

7. As to each Fund that is organized as a trust, this Agreement has been executed on behalf of the Fund by the undersigned officer of the Fund in his capacity as an officer of the Fund; the obligations of this Agreement shall only be binding upon the assets and property of the Fund and shall not be binding upon any Board member, officer or shareholder of the Fund individually.

IN WITNESS WHEREOF, the Funds have caused this Agreement to be executed by their respective officers, thereunto duly authorized as of the day and year written below.

Dated as of January 31, 2007
/s/ Joni Lacks Charatan

Joni Lacks Charatan
Vice President of:

Advantage Funds, Inc.
Dreyfus Emerging Leaders Fund
Dreyfus Midcap Value Fund
Dreyfus Small Company Value Fund
Dreyfus Premier Future Leaders Fund
Dreyfus Premier Midcap Value Fund
Dreyfus Premier International Value Fund
Dreyfus Premier Select Midcap Growth Fund
Dreyfus Premier Small Company Growth Fund
Dreyfus Premier Strategic Value Fund
Dreyfus Premier Structured Large Cap Value Fund
Dreyfus Premier Structured Midcap Fund
Dreyfus Premier Technology Growth Fund
Dreyfus Premier Total Return Advantage Fund
Global Alpha Fund
CitizensSelect Funds
CitizensSelect Prime Money Market Fund
CitizensSelect Treasury Money Market Fund
Dreyfus A Bonds Plus, Inc.
Dreyfus Appreciation Fund, Inc.
Dreyfus BASIC Money Market Fund, Inc.
Dreyfus BASIC U.S. Government Money Market Fund
Dreyfus BASIC U.S. Mortgage Securities Fund
Dreyfus Bond Funds, Inc.
Dreyfus Municipal Bond Fund
Dreyfus Premier High Income Fund

Dreyfus California Intermediate Municipal Bond Fund
Dreyfus California Tax Exempt Money Market Fund
Dreyfus Cash Management
Dreyfus Cash Management Plus, Inc.
Dreyfus Connecticut Intermediate Municipal Bond Fund
Dreyfus Connecticut Municipal Money Market Fund, Inc.
Dreyfus Fixed Income Securities
Dreyfus High Yield Shares
Dreyfus Mortgage Shares
Dreyfus Florida Intermediate Municipal Bond Fund
Dreyfus Florida Municipal Money Market Fund
The Dreyfus Fund Incorporated
Dreyfus GNMA Fund, Inc.
Dreyfus Government Cash Management Funds
Dreyfus Government Cash Management
Dreyfus Government Prime Cash Management
Dreyfus Growth and Income Fund, Inc.
Dreyfus Growth Opportunity Fund, Inc.
Dreyfus High Yield Strategies Fund (closed-end fund)
Dreyfus Index Funds, Inc.
Dreyfus International Stock Index Fund
Dreyfus S&P 500 Index Fund
Dreyfus Smallcap Stock Index Fund
Dreyfus Institutional Money Market Fund
Government Securities Series
Money Market Series
Dreyfus Institutional Cash Advantage Funds
Dreyfus Institutional Cash Advantage Fund
Dreyfus Institutional Cash Advantage Plus Fund
Dreyfus Institutional Preferred Money Market Funds
Dreyfus Institutional Preferred Money Market Fund
Dreyfus Institutional Preferred Plus Money Market Fund
Dreyfus Insured Municipal Bond Fund, Inc.
Dreyfus Intermediate Municipal Bond Fund, Inc.
Dreyfus International Funds, Inc.
Dreyfus Premier Emerging Markets Fund
Dreyfus Investment Grade Funds, Inc.
Dreyfus Inflation Adjusted Securities Fund
Dreyfus Intermediate Term Income Fund
Dreyfus Premier Short Term Income Fund
Dreyfus Premier Yield Advantage Fund
Dreyfus Investment Portfolios
Core Bond Portfolio
Core Value Portfolio
Emerging Leaders Portfolio
Founders Discovery Portfolio
Founders Growth Portfolio
Founders International Equity Portfolio
MidCap Stock Portfolio
Small Cap Stock Index Portfolio
Technology Growth Portfolio
The Dreyfus/Laurel Funds, Inc.
Dreyfus BASIC S&P 500 Stock Index Fund
Dreyfus Bond Market Index Fund
Dreyfus Disciplined Stock Fund
Dreyfus Institutional Government Money Market Fund

Dreyfus Institutional Prime Money Market Fund
Dreyfus Institutional U.S. Treasury Money Market Fund
Dreyfus Money Market Reserves
Dreyfus Municipal Reserves
Dreyfus Premier Balanced Fund
Dreyfus Premier Core Equity Fund
Dreyfus Premier Large Company Stock Fund
Dreyfus Premier Limited Term Income Fund
Dreyfus Premier Midcap Stock Fund
Dreyfus Premier Small Cap Value Fund
Dreyfus Premier Strategic Income Fund
Dreyfus Premier Tax Managed Growth Fund
Dreyfus U.S. Treasury Reserves
The Dreyfus/Laurel Funds Trust
Dreyfus Premier Core Value Fund
Dreyfus Premier Equity Income Fund
Dreyfus Premier International Bond Fund
Dreyfus Premier Managed Income Fund
Dreyfus Premier Limited Term High Yield Fund
Dreyfus Tax Managed Balanced Fund
The Dreyfus/Laurel Tax-Free Municipal Funds
Dreyfus BASIC California Municipal Money Market Fund
Dreyfus BASIC Massachusetts Municipal Money Market Fund
Dreyfus BASIC New York Municipal Money Market Fund
Dreyfus LifeTime Portfolios, Inc.
Growth Portfolio
Growth & Income Portfolio
Income Portfolio
Dreyfus Liquid Assets, Inc.
Dreyfus Massachusetts Intermediate Municipal Bond Fund
Dreyfus Massachusetts Municipal Money Market Fund
Dreyfus Midcap Index Fund, Inc.
Dreyfus Money Market Instruments, Inc.
Government Securities Series
Money Market Series
Dreyfus Municipal Cash Management Plus
Dreyfus Municipal Funds, Inc.
Dreyfus BASIC Municipal Money Market Fund
Dreyfus BASIC New Jersey Municipal Money Market Fund
Dreyfus High Yield Municipal Bond Fund
Dreyfus Premier Select Intermediate Municipal Bond Fund
Dreyfus Premier Select Municipal Bond Fund
Dreyfus Municipal Income, Inc. (closed-end fund)
Dreyfus Municipal Money Market Fund, Inc.
Dreyfus New Jersey Intermediate Municipal Bond Fund
Dreyfus New Jersey Municipal Money Market Fund, Inc.
Dreyfus New York Municipal Cash Management
Dreyfus New York Tax Exempt Bond Fund, Inc.
Dreyfus New York Tax Exempt Intermediate Bond Fund
Dreyfus New York Tax Exempt Money Market Fund
Dreyfus Pennsylvania Intermediate Municipal Bond Fund
Dreyfus Pennsylvania Municipal Money Market Fund
Dreyfus Premier California Tax Exempt Bond Fund, Inc.
Dreyfus Premier Equity Funds, Inc.
Dreyfus Premier Growth and Income Fund
Dreyfus Premier Fixed Income Funds

Dreyfus Premier Core Bond Fund
Dreyfus Premier GNMA Fund
Dreyfus Premier International Funds, Inc.
Dreyfus Premier Greater China Fund
Dreyfus Premier International Growth Fund
Dreyfus Premier Manager Funds I
Bear Stearns Prime Money Market Fund
Dreyfus Premier Alpha Growth Fund
Dreyfus Premier Intrinsic Value Fund
Dreyfus Premier S&P STARS Fund
Dreyfus Premier S&P STARS Opportunities Fund
Dreyfus Premier Small Cap Equity Growth Fund
Dreyfus Premier Manager Funds II
Dreyfus Premier Balanced Opportunity Fund
Dreyfus Premier Blue Chip Fund
Dreyfus Premier Select Fund
Dreyfus Premier Municipal Bond Fund
Dreyfus Premier New Jersey Municipal Bond Fund, Inc.
Dreyfus Premier New York Municipal Bond Fund
Dreyfus Premier Opportunity Funds
Dreyfus Premier Enterprise Fund
Dreyfus Premier Health Care Fund
Dreyfus Premier Natural Resources Fund
Dreyfus Premier Short-Intermediate Municipal Bond Fund
Dreyfus Premier State Municipal Bond Fund
Connecticut Series
Florida Series
Maryland Series
Massachusetts Series
Michigan Series
Minnesota Series
North Carolina Series
Ohio Series
Pennsylvania Series
Texas Series
Virginia Series
Dreyfus Premier Stock Funds
Dreyfus Premier International Equity Fund
Dreyfus Premier International Small Cap Fund
Dreyfus Premier Small Cap Equity Fund
The Dreyfus Premier Third Century Fund, Inc.
Dreyfus Premier Value Equity Funds
Dreyfus Premier Value Fund
Dreyfus Premier Worldwide Growth Fund, Inc.
Dreyfus Short-Intermediate Government Fund
The Dreyfus Socially Responsible Growth Fund, Inc.
Dreyfus Stock Index Fund, Inc.
Dreyfus Strategic Municipal Bond Fund, Inc.
(closed-end fund)
Dreyfus Strategic Municipals, Inc.
(closed-end fund)
Dreyfus Tax Exempt Cash Management
Dreyfus Treasury Cash Management
Dreyfus Treasury Prime Cash Management
Dreyfus 100% U.S. Treasury Money Market Fund

Dreyfus U.S. Treasury Intermediate Term Fund
Dreyfus U.S. Treasury Long Term Fund
Dreyfus Variable Investment Fund
Appreciation Portfolio
Balanced Portfolio
Developing Leaders Portfolio
Disciplined Stock Portfolio
Growth and Income Portfolio
International Equity Portfolio
International Value Portfolio
Limited Term High Yield Portfolio
Money Market Portfolio
Quality Bond Portfolio
Small Company Stock Fund
Special Value Portfolio
Dreyfus Worldwide Dollar Money Market Fund, Inc.
General California Municipal Money Market Fund
General Government Securities Money Market Funds, Inc.
General Government Securities Money Market Fund
General Treasury Prime Money Market Fund
General Money Market Fund, Inc.
General Municipal Money Market Funds, Inc.
General Municipal Money Market Fund
General New York Municipal Bond Fund, Inc.
General New York Municipal Money Market Fund
Mellon Funds Trust
Mellon Balanced Fund
Mellon Bond Fund
Mellon Emerging Markets Fund
Mellon Income Stock Fund
Mellon Intermediate Bond Fund
Mellon International Fund
Mellon Large Cap Stock Fund
Mellon Massachusetts Intermediate Municipal Bond Fund
Mellon Money Market Fund
Mellon Mid Cap Stock Fund
Mellon National Intermediate Municipal Bond Fund
Mellon National Municipal Money Market Fund
Mellon National Short-Term Municipal Bond Fund
Mellon Pennsylvania Intermediate Municipal Bond Fund
Mellon Short-Term U.S. Government Securities Fund
Mellon Small Cap Stock Fund
Strategic Funds, Inc.
Dreyfus Premier New Leaders Fund
Emerging Markets Opportunity Fund
Global Stock Fund
International Stock Fund
Systematic International Equity Fund